Exhibit 99.88

VOX PROVIDES EXPLORATION UPDATES

FROM OPERATING PARTNERS

TORONTO, CANADA – December 13, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent exploration updates from royalty operating partners Quantum Graphite Limited (ASX: QGL) (“Quantum”), Develop Global Limited (ASX: DVP) (“Develop”), Silver Mines Limited (ASX: SVL) (“Silver Mines”) and ValOre Metals Corp. (TSXV:VO) (“ValOre”).

Spencer Cole, Chief Investment Officer stated, “This past month’s exploration progress caps off a record year of partner-funded exploration on Vox’s royalty projects with approximately 170,000 metres drilled across 18 separate projects. Based on operator guidance, Vox management expects resource upgrades will be forthcoming for South Railroad, Bowdens, Sulphur Springs, Pedra Branca, Pitombeiras and Kookynie projects over the next 6 months. 2022 is shaping up to be another tremendous year for organic royalty developments at Vox.”

Key Exploration Updates

●	Maiden mineral resource estimate for a new deposit at the Uley graphite project by Quantum;

●	Strong infill and exploration drilling results at the Sulphur Springs copper-zinc project by Develop;

●	High-grade drilling results at the Bowdens silver project by Silver Mines; and

●	Resource expansion drilling success at the Pedra Branca platinum group metals (“PGM”) project by ValOre.

Uley (Feasibility) – Maiden Resource Estimate for Uley 3 Deposit(1)

●	Vox holds a 1.5% gross revenue royalty on the Uley graphite project;

●	On November 18, 2021, Quantum announced:

○	The maiden Mineral Resource Estimate (“MRE”) for the Uley 3 deposit following completion of the recent drilling program;

○	The MRE confirms the continuation of graphitic mineralisation to the east of the Uley 2 deposit along strike to the north of drillholes previously targeting the Eastern Conductor / Uley 3 geophysical anomaly; and

○	The respective classification and resource tonnes for both Uley 3 and the Uley 2 deposits are set out below(1):

Resource(1)	Classification	Tonnes (kt)	TGC (%)	Density (t/m3)	TGC (kt)
Uley 3	Inferred	900	6.6%	2.1	59
	Uley 3 Total	900	6.6%	2.1	59
Uley 2	Measured	800	15.6%	2.1	125
	Indicated	4,200	10.4%	2.1	435
	Inferred	1,300	10.5%	2.2	137
	Uley 2 Total	6,300	11.1%	2.1	697
Uley Project Total	Total	7,200	10.5%	2.1	757

●	Vox Management Summary: The ongoing drilling success and maiden mineral resource for the Uley 3 deposits continues to demonstrate the considerable geological prospects for the Uley graphite project. This resource update presents upside to the proposed 8-year potential mine life included in the 2019 Uley feasibility study.

Sulphur Springs (Pre-Construction) – Strong Drilling Results & Potential Exploration Decline

●	Vox holds a A$2/tonne production royalty (A$3.7M royalty cap) on the Sulphur Springs copper-zinc deposit and an effective uncapped A$0.80/tonne production royalty on the Kangaroo Caves deposit, which is part of the combined Sulphur Springs project;

●	On December 8, 2021, Develop announced:

○	It has recently completed a 20,000m, A$10M drilling program at Sulphur Springs;

○	It has received approximately 25% of the assays to date, which shows outstanding infill drilling results, which point to a significant increase in the Indicated Resource and identify a new zone of zinc-rich mineralisation in the hanging wall of the main deposits. Significant exploration intersections include:

▪	49.0m @ 2.6% Cu-Equivalent (“CuEq”) (0.8% Cu, 0.2% Pb, 6.0% Zn, 16.1g/t Ag & 0.4g/t Au) from 232m (SSD132; West Lens Exp);

▪	8.0m @ 1.9% CuEq (0.3% Cu, 0.2% Pb, 5.3% Zn, 27.6g/t Ag & 0.1g/t Au) from 300m (SSD144; West Lens Exp) ;

▪	4.0m @ 2.3% CuEq (0.6% Cu,0.1% Pb, 5.8% Zn, 28.7g/t Ag & 0.1g/t Au) from 244m (SSD134; West Lens Exp);

▪	20.0m @ 7.5% Zn, 0.4% Cu, 0.6% Pb, 36.5g/t Ag & 0.2g/t Au (2.8% CuEq1) from 208m (SSD134; H/W Zinc) ;

▪	20.0m @ 7.2% Zn, 0.3% Cu, 0.4% Pb, 26.4g/t Ag & 0.2g/t Au (2.6% CuEq1) from 236m (SSD144; H/W Zinc) ;

▪	8.0m @ 5.5% Zn, 0.1% Cu, 0.5% Pb, 30.1g/t Ag & 0.3g/t Au (1.8% CuEq1) from 236m (SSD133; H/W Zinc) ;

○	The strength of the results has prompted Develop to start a review of the mine plan to consider the merits of establishing an underground operation ahead of the open pit;

○	As part of the strategy, Develop may establish a 1,500m exploration decline in 2022 to accelerate drilling from underground, at an expected cost of A$7.5M – A$8.5M funded from existing cash reserves; and

○	The outstanding drilling results from this campaign will help underpin a resource upgrade, which will be done in parallel with the strategic review of the mine plan, with the results of both expected to be released in the middle of 2022.

●	Vox Management Summary: These strong drilling results at Sulphur Springs continue to support Vox’s confidence in the development likelihood of this growing Australian copper-zinc project. We eagerly anticipate the release of the remaining 75% of the drilling assays over the coming months and expect a significant resource upgrade and a potential construction decision in mid-2022.

Bowdens (Feasibility) – High-Grade Drilling Results

●	Vox holds a 0.85% gross revenue royalty on the Bowdens silver-lead-zinc project and a 1% gross revenue royalty over surrounding regional exploration tenure;

●	On December 3, 2021, Silver Mines announced:

○	Drilling of the 30,000m resource program at the Bowdens silver project continues with wide and high-grade results returned from the Bundarra Zone;

▪	BD21035: 14.2m @ 374g/t silver equivalent (36g/t silver, 4.86% zinc, 2.35% lead and 0.23g/t gold) from 238 metres,

●	Including: 4.6m @ 694g/t silver equivalent (72g/t silver, 8.76% zinc, 4.40% lead and 0.49g/t gold) from 245.4 metres;

○	New quartz-sulphide vein style of high-grade mineralisation intersected: 3m @ 437g/t silver equivalent (52g/t silver, 5.57% zinc, 0.50% lead and 1.14g/t gold) from 294.4 metres, including: 1.4 metres @ 749g/t silver equivalent (78g/t silver, 9.14% zinc, 0.87% lead and 2.36g/t gold) from 296 metres;

○	BD21036: 9m @ 296g/t silver equivalent (29g/t silver, 3.23% zinc, 1.86% lead and 0.55g/t gold) from 300.7m, including:

▪	1.5m @ 470g/t silver equivalent (48g/t silver, 5.55% zinc, 3.69% lead and 0.30g/t gold) from 301.5m;

▪	1m @ 615g/t silver equivalent (67g/t silver, 4.65% zinc, 3.32% lead and 2.58g/t gold) from 308m; and

○	Drilling will continue into 2022 with four rigs operational to deliver a maiden underground Mineral Resource estimate as part of the initial scoping study of underground mining scenarios.

●	Vox Management Summary: These high-grade drilling results indicate that the 2022 underground scoping study, which supplements the feasibility-stage open pit project scope that is in final permitting phase, has strong potential to unlock meaningful incremental value for Vox’s Bowdens royalty.

Pedra Branca (PEA stage) – Ongoing Resource Expansion Drilling Success

●	Vox holds a 1.0% net smelter return royalty on the Pedra Branca PGM project, the largest PGM deposit in South America according to ValOre;

●	On November 24, 2021, ValOre announced:

20 holes drilled totaling 2,316m, with a primary focus of resource expansion;

○	All 20 completed holes intercepted the target ultramafic (“UM”) intrusion, with assays received in full, and notable PGE intercepts returned in 16 of 20 core holes;

○	Newly received near surface PGE interval highlights include:

▪	127m @ 0.85g/t palladium + platinum + gold (“g/t 2PGE+Au”) from 39m, incl. 27m @ 2.25 g/t 2PGE+Au from 55m in drillhole DD21SA42;

▪	53m @ 1.19g/t 2PGE+Au from 2.0m, incl. 20m @ 2.13 g/t 2PGE+Au from 29m in drillhole DD21SA34;

▪	22m @ 2.64g/t 2PGE+Au from 18m, incl. 6.0m @ 5.32 g/t 2PGE+Au from 29m in drillhole DD21SA37;

▪	20m @ 1.67g/t 2PGE+Au from 40m in drill hole DD21SA33;

○	Drill-confirmed PGE mineralization along the trend has increased in strike length from 215m to over 600m;

○	Continuity of geology and PGE grade has been established between Northwest Target (“NW”) and resource area, with 8 positive NW drill holes spaced ~60-90m apart; and

○	Broad trends of near-surface PGE mineralization remain largely open.

●	Vox Management Summary: These drilling results are some of the broadest mineralised intersections drilled at Pedra Branca over the last few years and pave the way for a resource update in 2022. Vox management remains highly confident that the Pedra Branca deposit will continue to grow in 2022.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of construction at and resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, requirements for regulatory approvals and the ability and intention of the Company to make a normal course issuer bid and to repurchase its common shares for cancellation.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

References & Notes:

(1)	See below for information on the Uley Mineral Resource Estimate:

a.	The Uley 3 and Uley 2 Project Mineral Resource Estimates are dated 18 November 2021 and can be found at this link: https://quantumgraphite.wp.gate.com/wp-content/uploads/2021/11/Uley-3-Drill-Program-results-in-Mineral-Resource-Estimate-18Nov2021.pdf

b.	The November 2021 Uley 3 and Uley 2 Project Mineral Resource Estimates has been classified and reported in accordance with the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (“JORC Code, 2012”).

c.	The Uley 3 mineralization wireframes were constructed using cross-sectional interpretations based on mineralized envelopes with an approximate 2% Total Graphitic Carbon (“TGC”) cut-off, while the Uley 2 Mineral Resource was based on optimization studies that supported a cut-off grade for resource reporting of 3.5% TGC.

d.	The information in this press release that relates to the Uley 3 Exploration Results and Mineral Resource estimate is based on information compiled by Mrs. Vanessa O’Toole who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which she is undertaking to qualify as a Competent Person as defined in JORC Code, 2012.